Filed by Bleichroeder Acquisition France Merger Sub 2 pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Pasqal Holding SAS (File No. 333-296239-01)

On June 17, 2026, a podcast interview featuring Wasiq Bokhari, the Chief Executive Officer of Pasqal Holding SAS, was published by SPACInsider. A transcript of the podcast interview can be found below:

Nick Clayton:

Nick, hello, and welcome to another SPACInsider podcast, where you bring an independent eye in interviewing the targets of SPAC transactions and their SPAC partners. Quantum computers are plugged in and doing real commercial work, but how can you get them to collaborate with CPUs and GPUs on a single problem? Pasqal believes it may have the answer. I’m Nick Clayton, and this week I speak with Dr. Wasiq Bokhari, CEO of quantum computing firm Pasqal, to discuss its $1.9 billion combination with Bleichroeder Acquisition Corp. II. Wasiq explains how Pasqal has worked to build a full stack approach to commercializing quantum solutions and where it has already demonstrated quantum advantage. He also gets into how it is developing software to make engaging with quantum computers easier, and how it can break down problems into the parts that quantum computers, CPUs, and GPUs are each best poised to solve the fastest. And just as a technical note, you may notice a slight difference in audio quality, and perhaps some ambient sound, in this week’s conversation. That’s because it was recorded from the sidelines of the SPAC conference in Westchester earlier this month. Take a listen. So, honestly, a big part of the discussion for Quantum is focusing on where the computers have so far been able to demonstrate real quantum advantage. What have you found in the work that is being done by your machines?

Wasiq Bokhari:

Thank you for that question. It’s actually a very timely question. In March, we published a paper, it’s available on archive, and we will send you a copy of it, in which we demonstrated quantum advantage in the area of material simulation. Now, let me give you some context. Last year, we wrote a paper with IBM, in which we defined, for the very first time a scientifically rigorous definition of quantum advantage as applied to material simulation, and that was part of our process, because we were working on this, and we want to make sure that we set the standard, a very high standard, which everybody would agree to, and then we would meet or exceed that standard. So, basically, what we showed in this paper, and this paper was written with the Los Alamos National Lab. There is a real-world magnetic material that Los Alamos has. Obviously, they have access to all kinds of compute facilities, so they were not able to explain the properties of this material. It’s a magnetic material with the rare earth elements in it. What we showed was that by creating essentially a digital twin of that material on our Pasqal computers, we were able to explain those properties, and more importantly, we were able to make predictions on new properties that were then experimentally verified. This cannot be done classically, so when we think about quantum advantage, we think about it, number one, from a scientifically rigorous point of view. Second, we think about that from the point of view of specific domains and application areas.

Nick Clayton:

Great, and you are among the players in the quantum space that is really focused on the hardware side, being able to kind of internally provide these computers to clients. Where are things in terms of your sales of those computers?

Wasiq Bokhari:

So, we are a full stack players. We build the hardware, we build the low level, the mid-level software, we build the algorithmic libraries ourselves or with our partners, and we build the application stack ourselves with our partners. We have been told, and we focus, number one, we focus only on quantum computing, and we focus only on high complexity quantum computers. So, these are basically quantum computers with 150 qubits or more, anything that cannot be simulated by any other existing, you know, compute compute system. And our systems work in standard data center conditions. They do not require deep cryogenics. They are extremely efficient in terms of power utilization. Our latest generation quantum computer uses less than four kilowatts of power, so that’s like two microwave ovens, and it’s actually small enough that it might fit in your kitchen, and it natively, because of the software stack that we have, it natively works with other forms of compute, whether it’s CPU-based or GPU-based. So, yes, seven operating, three more in production to fill our backlog. So, amongst the pure play quantum computing companies, we believe we have the highest number of deployments of these highest high complexity quantum computers globally, and these are all over the world, Europe, Middle East, Canada, and we operate them directly, and we, they’re also accessible through the cloud, and we operate them globally,

Nick Clayton:

and so once you’ve delivered a quantum computer to a client, what is your relationship with that client usually like as things progress, as theirs are using it, and how does it grow?

Wasiq Bokhari:

So we, our go-to market has two components. Some customers like supercomputing centers or well-heeled enterprises. They will purchase our quantum computers, and it will be installed on prem. A lot of the other enterprises, in particular, many of the customers, they like to access our quantum computers through the cloud. So, if you purchase a quantum computer, and it’s installed there, then obviously the first thing is that we meet the SLA requirements for that HPC center, so we will meet the reliability, the availability, the redundancy, the repeatability, all the standard requirements of traditional compute, and the second is that if you have, if you have purchased this machine, then there’s an O and M operations and maintenance contract, that is part of it, which makes sure that you have continuity, you make sure everything is has the right level of escalation and performance and availability for the system. When you access the same system through the cloud, then you base basically get access to the compute capacity or compute ability, you know, on a per hour basis, for example, but you get also access to the whole software stack that comes with it. So, obviously, when people access it to the cloud, then they basically get what we provide is a guarantee of availability. So, because then they don’t have to care for the hardware is on the back end, as long as the compute is available to them.

Nick Clayton:

Great, and I believe you mentioned that your computers are now 150 qubits, and so could you kind of give me the cheat sheet of where things are, and sort of I feel like there’s enough players in this space that gradually investors are becoming a little more informed about this, but in terms of the different technologies being used, neutral atom gate annealing, the total number of qubits involved in each machine and logical qubits, so what’s that look like for Pasqal?

Wasiq Bokhari:

So Pasqal has a couple of things. If I just step back, couple of things that are really unique about Pasqal. So, first of all, in terms of scientific pedigree, we are really unique because we are an online computing company that has a Nobel laureate as a co-founder, and this is Alain Aspect, he’s the physicist who discovered entanglement experimentally proved the process of quantum entanglement, so he’s one of our co-founders, another one of our co-founders is Antoine Browaeys, and he’s the co-inventor of the Neutral Atom approach itself, he just won the John S. Bell Prize, so scientifically we have amazing pedigree, but what we realized early on was that you know what you need to build a business and to service customers is well engineered machines and properly productized compute systems. So basically, our first principle is do not ship lab apparatus, which we believe a lot of companies who have purely academic roots or think purely academically, they tend to do that, so we spent a lot of time, many years properly engineering our quantum computers, because we wanted to make sure that they were an actual compute resource that would stand alongside CPUs and GPU racks in the same standard data centers and be available for that, and the third thing is very early on, we decided that, you know we are not going to solve every problem, we are not going to boil the ocean. We will figure out what are the problems that we have an unfair advantage in solving, and we will focus on those, and we will go deep in those domains, and we pick certain verticals and industries that we want to go deep in, and we pick certain kinds of mathematical problems that we wanted to solve that were naturally advantageous for our systems, and we went and built the application stacks and the use case stacks based on that. So that’s a bit of the background for our systems, but you know, the system, for example, that is deployed at Saudi Aramco. Saudi Aramco is our reference customer for oil and gas sector, it’s a 200-qubit machine. It is deployed in their data center in Dhahran. As you can imagine, this is this is something which is very competitive, and they chose us. And what we have shown over there is that we are, we are working in their mainline business. So, in the upstream business, there’s multiple use cases that we focus on. In the downstream business, there are multiple use cases that we focus on, so, so that’s a 200-qubit machine. The other machines are typically around 150 physical qubits, and one other important point about machines is that they’re almost like software upgradeable, if I can say it that way, because the underlying hardware does not change the same hardware that generates the physical qubits that we use on our analog full analog quantum computing mode, which is different than quantum annealing. The same hardware set also gives you logical qubits, and an example for that is that on our commercial machines, as I mentioned, we demonstrated quantum advantage on the same hardware platform, but the interesting thing is, it’s on commercial hardware, and the same, same piece of hardware, so, so, in terms of our, you know, you could see exactly the same kind of behavior across different hardwares. The other thing that we, we’ve also shown is, and it’s just not the hardware, the hardware in the software stack, is when we did our quantum advantage result, then we ran those simulations or predictions on four different quantum computers, which are in different locations, and we get the same result. Actually, that’s in our paper. You actually see the outputs of all four, and that’s on the basically fall right on top of each other. This again goes back to, you know, the kind of quality of compute that is required for us to. Deliver value to our customers,

Nick Clayton:

and you know, you mentioned the neutral atom technology. What do you see as being the advantage of that approach when it comes to quantum?

Wasiq Bokhari:

Well, first of all, you know, just to give you my background a little bit, right? So, you know, I’m a physicist by training, like a million years ago I got my PhD from MIT. I used to be a faculty member, and, but most of my career has been building businesses, my own startups, and then I ran very large businesses at hyperscalers like Google and Amazon, and at Amazon I was part of the team that was that built Amazon’s quantum computing effort, so I’ve got to see computing from the customer side, the practical side at large scale, and I think that’s the thing that matters. So, yes, today we talk about, you know, the advantages of different modalities, and I think it’s a very fair question, but I feel personally that at some point it is - it’s more of a curiosity question, and what the thing really, what really matters is what value you deliver to the customers. Now, having said that, why is neutral atoms interesting from that point of view? The first is, as you know, neutral atoms have the highest scalability, so per single quantum computer that we have, we can easily go to 10,000 physical qubits, and these are fully entangled proper quantum qubits. So the other thing is because we use atoms or rubidium to create these qubits, we don’t have to engineer any devices to do this. Every qubit is exactly the same as any other qubit, so we don’t have variation between them. So that’s like the first advantage. Huge scalability, 10,000 to 50,000 physical qubits per single quantum processor, that’s on our roadmap, and we are delivering that, and it’s on roadmap to deliver by 2029. The second big advantage is that neutral atoms have coherence times. This is the time they maintain their quantumness, so you know typically most of the systems have microseconds or milliseconds. Neutral atom systems are 10s of seconds, so it’s really a different ball game, ball game altogether. Number three is our system works at room temperature, so which is a huge advantage, which means that our entire cost structure is different. Our deployment requirements are much simpler, and it is just much easier for our customers. It’s much easier for us to get into standard data centers. So, as a third advantage, the fourth advantage for neutral atoms is that you know quantum computing exists in two ways. There are two ways of doing quantum computing. One is how nature does it, which is called analog quantum computing, which is not gate-based, and the other is FTQC, which is, you know, gate-based. So this same platform can do both and full analog quantum computing and also does FTQC system, you know, fall down and quantum computing as well, so we can make logical qubits on it, and we can make physical qubits on it as well. So those are the big advantages of neutral atom systems, and we picked this because if you look at it, many other approaches, they’ve been around for a long period of time, so the oldest approaches are, you know superconducting systems, ion based systems, and photonic systems? I think between those two, it’s only superconducting and ion based systems that have demonstrably proven quantum computers at any reasonable size and scale, but there’s a lot of other experimental work that’s going on, and neutral atoms, even though it’s one of the latest, youngest approaches, produces probably the most and probably the best quantum computers out there, so that’s why we picked this, because a lot of the structural issues in the other approaches, like scalability, low temperature operations, and you know, different kinds of error mechanisms, those don’t exist in neutral atom systems.

Nick Clayton:

Yeah, and it seems like you progressed quite a bit through your roadmap to proving this technology and putting it into use. What do you consider to still be kind of the largest remaining technical challenge as you continue to advance these machines?

Wasiq Bokhari:

Look, I mean, this is not an easy field, right. We took a slightly different path than perhaps many other companies, so what we said very early on was that for us the focus is let’s prepare properly engineered machines, because from the scientific point of view, we felt this problem was solved enough, interesting enough, that we can actually, we should be focusing much more on the engineering of these systems. So, engineering is an area that we drive in a very focused manner to make sure they keep on driving our roadmap, so we don’t see any fundamental roadblocks from a scientific point of view, but our engineering perimeter always keeps expanding, so that’s what we focus on. So that’s the first thing. The second thing, as a consequence of that, is that we try to look around corners, so we typically would, because of this engineering approach and because of this focused approach of solving certain problems versus other problems, we are able to see what are the accelerants to our roadmaps early on, and then we do those acquisitions in a proactive fashion. So two years ago, for example, we acquired a company which does photon integrated circuits, because that would take our current capability of scaling from few 1000 physical qubits to 10s of 1000s of physical qubits, and would allow us to really unlock the next level of control in our computer systems, so that’s how we typically solve, we look around the corners, and we look around the corners from the point of view of solving these fundamental engineering problems, so I think those are the big things that are top of mind for us, and the other is, of course, quality of systems, which is when we make a system, if we commit to making a commercial system, and it has to meet the SLAs from a compute point of view, we are at that level of maturity that we think about that, then we have to make sure that we have very good conformity and control all the way from our supply chain to our, our, you know, manufacturing to our assembly to each component, and building your resiliency in the design itself as a system level design that it can actually be resilient against any, you know, non-conformities. So those are again, those are the things that we think about a lot, and that’s on the hardware side. Then, of course, there’s the whole software layer, which I’m happy to talk about, because same engineering approach applies over there as well.

Nick Clayton:

I did have a question about that, because, especially when you’re working with clients, you know, they’re trying to figure out ways of getting these quantum computers to work for them, and that’s it’s very different than just sort of like plugging them into a classical system, a classical software operating system. What are sort of the advances we’ve been able to work on and work through there?

Wasiq Bokhari:

Okay, great question. You know, the biggest thing about challenge about quantum computing is that it’s kind of mysterious, and everybody feels that, you know, maybe I need to be this nerdy physicist to be able to even interact with it. So, what we have done is from a user interface point of view, we have taken complexity out of it. We’ve been working on, you know, what the interaction model is, so we make it as simple and easy as possible. In a sense, you don’t even need to know how to program. We have an interface that is available, which is called the Pulser Studio, which is literally you, you drag and drop, and you create, you know, these networks of atoms, and you can run simulations on them, and then you can submit that job to a quantum computer, so you don’t even need to program, right, so you can see all of that, so you’re just taking the barrier to, you know, adoption and the mystery out of it, so that’s at the from the user side, the other thing that we do is that we have built a lot of the software libraries from low level to middleware to application focus, and we do it the following way. So, the low-level libraries, the operating system of our computers, obviously we built because it’s natively very tightly bound to our hardware, but like Nvidia, it’s natively tightly bound to our hardware. The middleware, which allows our computers to natively and easily work with CPU and GPU-based systems. We have built it ourselves, and alongside our core partners, like IBM and Nvidia, which allows us to do the CPU, QPU, and GPU-QPU intersection very effectively. And then above that, we have built these modules of key algorithms, which are used to solve different problems, and then you have the application layer on top of it, and all of this modularity and ready-made components, it makes it easier for our customers to take something off the shelf or to build something very quickly, because we also provide SDKs and other toolkits to do that.

Nick Clayton:

Yeah, I bet, and just, you know, looking through your materials, you seem to have had no trouble in the recent past being able to raise money on the private markets. So, what was the thing that made you decide that right now Pasqal is ready to be a public company, and why ultimately through a SPAC?

Wasiq Bokhari:

Great question. You know, just we feel that the world needs to know us. Just last year we deployed four quantum computers. This is just last year, and we have seven out there, and we have three more in production. If you just look at the sheer numbers of this, and these are all complex, you know, 150 to 200 plus qubit quantum computers. This is very unique, and we want the world to know this, because I think the perception many people have is that, you know, most quantum computing companies maybe have like zero or one quantum computers that are actually operating inside, you know, any facility, much less a standard data center, and we have seven, and we have three more coming, so we felt that was a very important point for us to get that kind of visibility, because we’ve been so focused on executing and, you know, showing this, and we have the track record and the data points to show this, so that was the first thing, the second is obviously by this measure, when it comes to practical, usable quantum computing that is available today, which is deployed and is being used for business, you know, use cases. We are one of the leaders in the world. I think that is the numbers speak for themselves. We just want to say it more openly, and then we want to be able to make sure that we have the kind of, you know, deep balance sheet that is needed for us to go and be on the global stage, so that’s the second reason, and we found that our paths to the public market allows us to build this kind of balance sheet that allows us to truly be a global company, even though we are a French company, we have deep French roots, so we take our the amazing excellence we have from our French origin and we keep that and we build on that and we create a global company. So that was the second reason why to go public. Now, why the SPAC route versus others? Look, I think the selection of a particular SPAC path, it is driven by multiple things, one is, you know, time to market, which is when you can get to that public position. The second is obviously also, you know, when you go through a public through a SPAC path, it depends a lot on the partners you have. So, if you have a really great partner, a SPAC partner who brings complementary strengths and other tailwinds, then that becomes an accelerant to the business. So, that itself is a consideration for us, but the way we did this was that before we went down this path, we raised a very substantial private round, which was $200 million. Then we entered into our business combination, and upon our business combination, when it was announced, we also announced that an additional $200 now $250 million were raised, and now, of course, we are going through our next steps, and our balance sheet will see an additional input as well. So, at the end of this, the kind of balance sheet that we feel we need to have to be a global company, in terms of structurally, from an operational point of view, we are an extremely capital efficient company. I mean, we are only seven years old, in seven years, being at this stage in terms of this number of deployments, and a pretty significant backlog that speaks a lot to how we think about our operational execution and focus, and also our capital efficiency. So, I think this balance sheet will also help us to continue to grow and scale the business in a very competitive fashion.

Nick Clayton:

Yeah, we’ve also seen some consolidation in the quantum computing space. Now that there are several publicly listed players out there, you mentioned you’ve engaged in some M and A privately before this is that another factor at all for you as well at looking at the ability to leverage that public capital to make additional moves in the future.

Wasiq Bokhari:

Absolutely, I think that that’s a really good point for us to have this enhanced capacity to make the do the acquisitions again. I think just going back to something we discussed earlier, we feel very strongly that the most important quantum application is quantum computing. It’s also the hardest to do really well, and that’s why we are focused very tightly on it, because you have to think from first principles from start to finish about it. You cannot be kind of like a jack of all trades in this. You have to be hyper specialized in this. So, and that’s how we have approached it. So, when we look at our M and A, you know, approach as well, it all is something that adds to that focus and allows us to accelerate that focus. So, internally we have a very strong analog quantum computing effort. We have a very strong FTQC effort for that FTQC as well. We have already published our roadmap, which shows, you know, 200 plus logical qubits by 2029 with six nine fidelity. So it is a very strong compelling competitive with anybody else out there, but anything that accelerates that or our analog quantum computing roadmap is something which would be very interesting to us.

Nick Clayton:

And so you mentioned that you were also, you were able to expand the convertible note pipe for this transaction recently. Do you imagine that’s going to be an ongoing process of continuing to fundraise many of the companies that computed companies that have gone public via SPACs have continued to do capital raises as public companies, but are you still engaging with investors pre-close for those?

Wasiq Bokhari:

Well, we keep our options open, we feel that we are given what we have raised, and you know what, what is ahead of us. We feel we will be very well capitalized at the same time, we continue to see interest from people who get to know about Pasqal, who discover, you know, that in terms of actual business and deployment accomplishments, where we are, and we want to keep that optionality open for ourselves and for them as well. This is a sector where we feel a lot of people may have this perception that maybe it’s five years away, but what we continue to show on the ground is that it’s today for us, and we have referenced customers with specific use cases in very important verticals, for which it’s business relevant today. And the second part is the same hardware, literally the same hardware that gives that business relevance on analog quantum computing today is the same hardware that gives you FTQC at cutting edge also tomorrow, which is a very unique offering, and it’s very unique not only for investors, but also for our customers, because they then do not have a risk of obsolescence, which they may have otherwise.

Nick Clayton:

Yeah, and just given you mentioned some of the use cases that are already being explored with your machines right now, there’s many other, you note in your presentation that there’s potential market share there, waiting to be waiting for the quantum computers to come to them, I guess. Like, what is one? What are one of the sectors or one of the use cases that you’re most excited about that Pasqal has only begun to kind of scratch the surface of,

Wasiq Bokhari:

you know, because, because we focus on few verticals and you know specific use cases, we’re kind of excited about. All of them, because we have chosen them, right. So, and the path of choosing them has been over the past five years, after having gone through many, many different use cases in many areas. We have specifically chosen those because they tick a bunch of boxes for us. But, for example, if you look at the oil and gas sector, when we look at the upstream business, you know, use cases around reservoir modeling, or seismic modeling, or, you know, more efficient, you know, resource extraction. We feel that’s a very interesting one, very important one. The value proposition is, is actually pretty obvious and pretty immediate on that, because it’s something that requires optimization and efficiency, and that is something that we are able to provide in terms of what we solve. Another very interesting one for us is in the area of certain kinds of optimization for certain kinds of financial instruments, and there again it comes back to us being able to demonstrate a meaningful uplift or meaningful improvement, which is always compared against the state of the art in the classical or non-quantum methods, and as long as we can provide a meaningful improvement on that, then it’s an immediate value proposition. But the way we look at, you know, our offering is again from a very practical point of view, is we don’t have to give a 10x to somebody today, because if you’re at scale and something is really, really important, and typically you can get a 5% improvement or a 10% improvement, you know, per year, and if you can 5x that improvement, that’s actually a big deal, if you can deliver as we can, if you can deliver through a computational resource, which is reliable and scalable. Then the business can adopt it, can use it, and can start to see the serial financial advantage of it. Our view of looking at delivering the business value proposition ROI is very aligned with what the value is for the end customers for those problems. Going back to how we think about quantum computing, so for us it is all about solving a problem today and solving a practical problem today, because that is the thing that allows us to earn the customer trust, and I firmly believe that we have to earn customer trust today, so that we have customer trust in the future, and the only way to do that is to deliver value today. In the process of creating these repeatable, reliable systems, we have also thought about how we manufacture these systems, which is a critical part of making the product. So we have, as part of the design for systems, we have our design is modular and we have specialized components that we make, but a lot of the other stuff is off the shelf, which makes it very easy for us to scale. We have two manufacturing facilities, one in France and one in Canada. One of the other things that we worked on is our manufacturing process itself. So, when we stood up our Canadian manufacturing facility, then we were able to show that within months of its being up and running, we were able to get a new quantum processor out, which, of course, as predicted, was exactly to spec, so the, you remember Intel’s, you know, copy exact method, so it’s Intel’s copy exact method, but this is this is important because a lot of these things perhaps are not, people don’t pay attention to it, but only through rigorous engineering and thinking through every small component, and how it fits into your design, and how your supply chain lies lines up, and how your bomb lines up, that is how you are able to actually create something, which, which can eventually, you know, be practical and useful and reliable. Today, one of the very important metrics also is that when we manufacture something, when our contributors are manufactured, they’re easily put in crates.

If they are to be shipped somewhere, they will show up at the other place, they’re assembled very, very quickly, and they’re operational very, very quickly, which is again of immense value to our customers, because they see the value of it right away versus this very extended periods of commissioning and so on, which extend for very long periods of time, and you know this already, so in your audience knows this already, but I’ll just say it again. Why is quantum computing interesting for us? Because fundamentally, quantum computers, our quantum computers are really, really good at problems that CPU systems and GPU systems are not very good at, so there’s built-in complementarity, but the observation for us was that, of course, we - this means that the future of compute has three pillars: CPU-based, GPU-based, and QPU-based. But the other side of that is that we natively built into our machines the ability to work with CPUs and GPUs, that’s part of our software core software stack, and we built that with IBM and Nvidia, who are very close partners, as I mentioned. So this allows our customers to basically embed ourselves into their infrastructure, whether they do it, you know, physically computers inside their own on prem or virtually, where they get, you know, out access, and then, but even then, you know that particular part gets embedded into their existing workflows, so that’s one part. The second part, which is interesting, is that the difference between a QPU-based compute or a CPU-GPU-based computer is as follows: traditional forms of compute, they deal with a lot of data, but the problem complexity may not be high. It’s just a lot of data, but the underlying complexity of the problem is is not that high. Quantum computers are the opposite. They deal with problems who have very high complexity, but the amount of data transfer is, is, I mean, it could still be large, but it’s not like very high. It doesn’t scale the same way. But how do you take a problem, an actual business problem, and you break it, so you extract just the piece that needs to go to the quantum computer and the other piece that goes to the CPU and the GPU, so you do the pre-processing and you take the hardest thing, the most complex thing, and you put it to the QPU, and then you reassemble everything afterwards. That’s another thing that we have worked on, and that’s another part of our IP, so, and that is again very important, because that’s the foundation of this cross-platform work for compute moving forward, because, and this is important, because right now, what’s happening is that for some of these problems, which have what’s called a combinatorial explosion, where the number of possibilities just goes up and up and up, there people are throwing more CPUs and GPUs at it, and they’re solving it extremely inefficiently, but what we can do is we can just take just that part of the problem, go into the QPU, which is exponentially better at doing that, and then get the answer much faster and much more power efficiently as well, and cost efficiently as well, so.

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Forward-Looking Statements

Certain statements herein may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “might”, “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “could,” “plan,” “predict,” “project”, “forecast,” “believe,” “potential,” “seem,” “seek,” “target,” “possible,” “future,” “outlook” or similar terminology or expressions that predict or indicate future events or trends. These forward-looking statements include, but are not limited to, statements regarding future events and the proposed business combination between Bleichroeder Acquisition Corp. II (“Bleichroeder”) and Pasqal Holding SAS (“Pasqal”).

These statements are based on current expectations and are not predictions of actual performance. They are provided for illustrative purposes only and must not be relied on as a guarantee, prediction or definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and are beyond the control of Bleichroeder and Pasqal. These statements are subject to known and unknown risks, uncertainties and assumptions regarding Pasqal’s business and the business combination, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political, social and business conditions; uncertainty or changes with respect to laws and regulations; the inability of the parties to consummate the business combination failure to realize the anticipated benefits of the business combination; the risk that the business combination disrupts Pasqal’s current plans and operations; the risk from Pasqal pursuing an emerging technology, facing significant technical challenges and the potential that it may not achieve commercialization or market acceptance; Pasqal’s reliance on strategic partners and other third parties; Pasqal’s ability to maintain, protect and defend its intellectual property rights; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (the “SEC”). The foregoing list of risk factors is not exhaustive. There may be additional risks that Pasqal and Bleichroeder presently do not know or currently believe are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Pasqal’s and/or Bleichroeder’s expectations, plans and forecasts of future events and views as of the date of this communication. While Pasqal and/or Bleichroeder may elect to update these forward-looking statements in the future, Pasqal and Bleichroeder specifically disclaim any obligation to do so.

Additional Information and Where to Find It

The business combination will be submitted to shareholders of Bleichroeder for their consideration. In connection with the business combination, Bleichroeder, Bleichroeder Acquisition France Merger Sub 2 and Pasqal jointly filed a registration statement on Form F-4 (the “Registration Statement”) with the SEC on May 26, 2026, which included a proxy statement/prospectus and certain other related documents, which serves as both the proxy statement/prospectus to be distributed to Bleichroeder’s shareholders in connection with its solicitation for proxies for the vote by its shareholders in connection with the business combination and other matters described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued to Pasqal’s shareholders in connection with the completion of the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that Bleichroeder will send to its shareholders in connection with the business combination.

BEFORE MAKING ANY INVESTMENT OR VOTING DECISION, INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS AND, IN EACH CASE, ANY AMENDMENTS THERETO, FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION, RELATED TRANSACTIONS AND THE PARTIES TO THE BUSINESS COMBINATION. Investors and security holders may obtain copies of these documents (as and when available) and other documents filed with the SEC free of charge at www.sec.gov.

Participants in the Solicitation

Bleichroeder, Pasqal and certain of their respective directors, executive officers, and other members of management, employees and consultants, under SEC rules, may be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination. A list of the names of Bleichroeder’s directors and executive officers and a description of their interests in Bleichroeder and the business combination is contained in the sections entitled “Directors, Executive Officers and Corporate Governance,” “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters,” and “Certain Relationships and Related Transactions, and Director Independence” of the Annual Report filed by Bleichroeder with the SEC on March 16 2026 and the Current Report on Form 8-K filed with the SEC on May 1, 2026, each of which is available free of charge at the SEC’s website at www.sec.gov. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Bleichroeder’s shareholders with respect to the business combination, and their direct and indirect interests, is included in the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This communication is for informational purposes only and is not (i) an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law nor (ii) the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. No securities commission or securities regulatory authority has in any way passed upon the merits of the business combination or the accuracy or adequacy of this communication.

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